Special Meetings of Shareholders

At a Special Meeting of Shareholders of the HSBC Growth Fund
(the Fund), a series of the HSBC Family of Funds, held on June
 13, 2008, shareholders of the Fund voted to approve a new investment advisory contract between HSBC Global Asset
Management (USA) Inc. (the Adviser) and HSBC Investor
 Funds, on behalf of the Fund, for the purpose of increasing the management fee in order to provide the Adviser with increased flexibility in hiring sub advisers. The results of the voting are as follows:

Affirmative: 1,464,073
Against: 203,306
Abstain: 72,915

At a Special Meeting of Shareholders of the HSBC Investor
Growth and Income Fund (the Acquired Fund), a series of the
HSBC Family of Funds, held on September 10, 2008, shareholders of the Acquired Fund voted to approve a Plan of Reorganization for (1) the acquisition of all the assets and liabilities the Acquired Fund in exchange for shares of the HSBC Investor Growth Fund and (2) subsequent termination and liquidation of the Acquired
Fund. The results of the voting are as follows:

Affirmative: 1,573,628
Against: 0
Abstain: 3,136